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Complete Wellness Center, Inc. NT 10-K Notification of Late Filing
                                                      Date Filed: March 30, 2000
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                            Commission File Number 0-22115

(Check one)

[ X ] Form 10-K and 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q and 10-QSB
[ ] Form N-SAR

For Period Ended:  December 31, 1999

[ ] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended:_____________________________

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:     Complete Wellness Centers, Inc.

Former Name if Applicable:   N/A

Address of Principal Executive Office (Street and Number): 1964 Howell Branch
                                                           Road, Suite 202

City, State and Zip Code:                         Winter Park, Florida 32792




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                                     PART II
                             RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ X ]  (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]  (b)     The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The Form 10-KSB for Complete Wellness Centers, Inc. could not be filed on March 30, 2000, the required filing date, due to the unavailability of certain information in a time frame necessary to complete the Form 10-KSB. Such information relates to the current and the exited operations of the Company's businesses in 1999.




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                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

              Rebecca R. Irish, Chief Financial Officer         407-673-3073

       (2)    Have all other periodic reports required under Section 13 or 15
              (d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                           [ X ] Yes            [  ]  No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [  ] Yes             [ X ]  No

              If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                COMPLETE WELLNESS CENTERS, INC.
                         (Name of Registrant as Specified in Charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2000         By:  /s/ Rebecca R. Irish, Chief Financial Officer
       ---------------             ---------------------------------------------
                                   Rebecca R. Irish
                                   Chief Financial Officer